SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                      (Amendment No. ------------)

                     Martin Marietta
------------------------------------------------------------------------
                         (Name of Issuer)

                               Common
------------------------------------------------------------------------
                     (Title of Class of Securities)

                                573284106
------------------------------------------------------------------------
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the
Act (however, see the Notes)
Item 1(a) 	NAME OF ISSUER
Martin Marietta
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	2710 Wycliff Road
	Raleigh, NC 27607-3033
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECETED ADVISERS L.P. for
Abar Foundation
American Electric
Atlanta Gas & Light
Atmos Energy
AXP Partners
Bowne & Co.
Catholic Mutual
DetroitLaborers
Davis Financial Fund
Davis Growth Opportunity
DNE Corp
Davis New York Venture
Davis VaraFinancial
Davis VaraValue
Emma Willard
Fishkind LLC
Galveston
Georgia Corp
GrangeFT
Hathaway
Hoff Family Tr.
Lewis & Roca
MassMutual Prt
MassMutual Var
Mattin A
Mattin B
Medcen
Methodist Home
MetLife SIP
Milder CP
Manulife Financial
Manulife Value
Mt. Sinai
Mutual Protect
NASD
NASDRegulation
NedsIsland
Noramco Davis
NYC Superior
Plumbers & Pipefitters
SunAmerica Davis Venture Value
Prudential SP
Quadsan
RL Polk
Selected American Shares
Scudder - SVS
Sicav Davis Financial Fund
Sicav Davis Opportunities
Sicav Davis Value Fund
SS Barney Large Cap V
Selected Special Shares
Sun America Style Select
Sun America Style LCV
Suburban Propane
SunLife Financial
SunLifeValue
Temple
Via
Volvo
Wellstar
New England Zenith
Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common Stock
Item 2(e)	CUSIP NUMBER
	573284106
Item 3	FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned		 6,615,200	shares
Abar Foundation	1,100
American Electric	33,400
Atlanta Gas & Light	5,800
Atmos Energy	4,200
AXP Partners	24,100
Bowne & Co.	2,400
Catholic Mutual	1,100
DetroitLaborers	10,700
Davis Financial Fund	429,900
Davis Growth Opportunity	40,000
DNE Corp	700
Davis New York Venture	4,036,700
Davis VaraFinancial	8,700
Davis VaraValue	46,300
Emma Willard	1,500
Fishkind LLC	1,500
Galveston	1,600
Georgia Corp	12,000
GrangeFT	3,100
Hathaway	2,000
Hoff Family Tr.	1,300
Lewis & Roca	900
MassMutual Prt	67,000
MassMutual Var	5,500
Mattin A	1,100
Mattin B	1,100
Medcen	1,000
Methodist Home	8,100
MetLife SIP	8,400
Milder CP	1,700
Manulife Financial	8,800
Manulife Value	15,800
Mt. Sinai	6,100
Mutual Protect	1,000
NASD	4,900
NASDRegulation	6,100
NedsIsland	3,000
Noramco Davis	1,300
NYC Superior	4,000
Plumbers & Pipefitters	1,300
SunAmerica Davis Venture Value	560,500
Prudential SP	16,900
Quadsan	2,900
RL Polk	1,400
Selected American Shares	930,600
Scudder - SVS	15,800
Sicav Davis Financial Fund	4,800
Sicav Davis Opportunities	3,500
Sicav Davis Value Fund	59,700
SS Barney Large Cap V	10,800
Selected Special Shares	15,000
Sun America Style Select	8,500
Sun America Style LCV	5,800
Suburban Propane	2,400
SunLife Financial	5,000
SunLifeValue	4,100
Temple	600
Via	1,700
Volvo	2,100
Wellstar	2,200
New England Zenith	145,700
	(b) Percent of class				13.63%
Abar Foundation	0.00%
American Electric	0.07%
Atlanta Gas & Light	0.01%
Atmos Energy	0.01%
AXP Partners	0.05%
Bowne & Co.	0.00%
Catholic Mutual	0.00%
DetroitLaborers	0.02%
Davis Financial Fund	0.89%
Davis Growth Opportunity	0.08%
DNE Corp	0.00%
Davis New York Venture	8.32%
Davis VaraFinancial	0.02%
Davis VaraValue	0.10%
Emma Willard	0.00%
Fishkind LLC	0.00%
Galveston	0.00%
Georgia Corp	0.02%
GrangeFT	0.01%
Hathaway	0.00%
Hoff Family Tr.	0.00%
Lewis & Roca	0.00%
MassMutual Prt	0.14%
MassMutual Var	0.01%
Mattin A	0.00%
Mattin B	0.00%
Medcen	0.00%
Methodist Home	0.02%
MetLife SIP	0.02%
Milder CP	0.00%
Manulife Financial	0.02%
Manulife Value	0.03%
Mt. Sinai	0.01%
Mutual Protect	0.00%
NASD	0.01%
NASDRegulation	0.01%
NedsIsland	0.01%
Noramco Davis	0.00%
NYC Superior	0.01%
Plumbers & Pipefitters	0.00%
SunAmerica Davis Venture Value	1.16%
Prudential SP	0.03%
Quadsan	0.01%
RL Polk	0.00%
Selected American Shares	1.92%
Scudder - SVS	0.03%
Sicav Davis Financial Fund	0.01%
Sicav Davis Opportunities	0.01%
Sicav Davis Value Fund	0.12%
SS Barney Large Cap V	0.02%
Selected Special Shares	0.03%
Sun America Style Select	0.02%
Sun America Style LCV	0.01%
Suburban Propane	0.00%
SunLife Financial	0.01%
SunLifeValue	0.01%
Temple	0.00%
Via	0.00%
Volvo	0.00%
Wellstar	0.00%
New England Zenith	0.30%
	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L. P.   6,615,200

	(ii)  shared power to vote to direct the vote

			N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L. P.	 6,615,200
	(iv) shared power to dispose or to direct the disposition of N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		January 10, 2002